Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205349

PROSPECTUS

13,073,768 Shares

CENTURY COMMUNITIES, INC.

Common Stock

This prospectus relates solely to the resale of up to an aggregate of 13,073,768 shares of our common stock, $0.01 par value per share, by the selling stockholders identified in this prospectus (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest).

Our common stock is listed for trading on the New York Stock Exchange under the ticker symbol “CCS.”

Because all of the shares offered under this prospectus are being offered by the selling stockholders, we cannot currently determine the price or prices at which our shares may be sold under this prospectus. The selling stockholders may offer the shares of our common stock from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares of our common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.

We will not receive any of the proceeds from the sale of these shares of our common stock by the selling stockholders. We have agreed to pay all expenses relating to registering these shares of our common stock. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, under the federal securities laws and are eligible for reduced reporting requirements. See “Our Company—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. You should carefully consider the information under the section entitled “Risk Factors” on page 3 of this prospectus, and under similar sections contained in the documents incorporated by reference in this prospectus, before investing in our common stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 10, 2015.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”), using a “shelf” registration process. Under this process, the selling stockholders named in this prospectus or in any supplement to this prospectus may sell the shares of our common stock described in this prospectus from time to time in one or more offerings. This prospectus provides you with a general description of the shares of our common stock the selling stockholders may offer and sell. There may also be a prospectus supplement to this prospectus that may also add to, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the prospectus supplement. It is important that you consider the information contained in this prospectus and any prospectus supplement together with additional information described under the headings “Information Incorporated by Reference” and “Where You Can Find More Information,” which you should read carefully before you make your investment decision.

The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus. We encourage you to read this prospectus, as well as the information which is incorporated by reference herein, in their entireties.

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We and the selling stockholders have not authorized any other party to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any applicable prospectus supplement is accurate only as of the date on its respective cover, and that any information incorporated by reference herein and therein is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

 As used in this prospectus, unless the context otherwise requires or indicates, references to the “Company,” “we,” “our,” “us,” and similar expressions, refer to Century Communities, Inc. and its subsidiaries and affiliates, including our predecessor Century Communities Colorado, LLC.

ii

INFORMATION INCORPORATED BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement. We have filed with the SEC and incorporate by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on March 6, 2015, including portions of our Definitive Proxy Statement on Schedule 14A filed on April 3, 2015 to the extent specifically incorporated by reference therein;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 filed on May 8, 2015;

•	our Current Reports on Form 8-K filed on November 18, 2014, March 11, 2015, April 7, 2015, April 10, 2015, and May 18, 2015;

•	our Current Report on Form 8-K/A filed on January 27, 2015;

•	the Consolidated Financial Statements of Las Vegas Land Holdings, LLC and Subsidiaries as of December 31, 2013 and December 31, 2012, and for the years ended December 31, 2013 and 2012, including the notes thereto, and the Condensed Consolidated Financial Statements of Las Vegas Land Holdings, LLC and Subsidiaries as of March 31, 2014 (unaudited) and December 31, 2013, and for the three months ended March 31, 2014 and 2013 (unaudited), including the notes thereto, contained in Amendment No. 4 to our Registration Statement on Form S-1 (File No. 333-195678) filed on June 12, 2014; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on June 12, 2014, and any amendment or report filed with the SEC for the purpose of updating such description.

Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of the registration statement and prior to the effectiveness of the registration statement, and any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates, will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person’s written or oral request, a copy of any of the information incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

Century Communities, Inc.

Attention: Corporate Secretary

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

(303) 770-8300

iii

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the offer and sale by the selling stockholders of the shares of our common stock being offered hereby. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the offer and sale by the selling stockholders of the shares of our common stock being offered hereby, we refer you to the registration statement and the accompanying exhibits. With respect to statements in this prospectus about the contents of any contract, agreement or other document, we refer you to the copy of such contract, agreement or other document filed or incorporated by reference as an exhibit to the registration statement, and each such statement is qualified in all respects by reference to the document to which it refers.

We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. A copy of the registration statement and the accompanying exhibits and any other document we file with the SEC may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. Further information on the operation of the public reference facilities in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. In addition, our filings with the SEC are available to the public on the SEC’s website at www.sec.gov.

We maintain a website at www.centurycommunities.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website, however, is not incorporated by reference into, and is not and should not be deemed to be a part of, this prospectus.

iv

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “may,” “will,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “expect,” “intend,” “anticipate,” “potential,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. The forward-looking statements in this prospectus speak only as of the date of this prospectus, and we disclaim any obligation to update these statements unless required by law.

The following factors, among others, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements:

•	economic changes either nationally or in the markets in which we operate, including declines in employment, volatility of mortgage interest rates and inflation;

•	continued or increased downturn in the homebuilding industry;

•	changes in assumptions used to make industry forecasts;

•	continued volatility and uncertainty in the credit markets and broader financial markets;

•	our future operating results and financial condition;

•	our business operations;

•	changes in our business and investment strategy;

•	availability of land to acquire and our ability to acquire such land on favorable terms, or at all;

•	availability, terms and deployment of capital;

•	continued or increased disruption in the availability of mortgage financing or the number of foreclosures in the market;

•	shortages of or increased prices for labor, land or raw materials used in housing construction;

•	delays in land development or home construction resulting from adverse weather conditions or other events outside our control;

•	changes in, or the failure or inability to comply with, governmental laws and regulations;

•	the timing of receipt of regulatory approvals and the opening of projects;

•	the degree and nature of our competition;

•	our leverage and debt service obligations;

•	availability of qualified personnel and our ability to retain our key personnel; and

•	additional factors described under the section entitled “Risk Factors.”

v

SUMMARY

Our Company

We are engaged in the development, design, construction, marketing and sale of single-family attached and detached homes in metropolitan areas in Colorado, Austin and San Antonio, Texas (which we refer to as “Central Texas”), Houston, Texas, Las Vegas, Nevada, and Atlanta, Georgia. Our homebuilding operations are organized into the following five operating segments based on the geographic markets in which we operate: Atlanta, Central Texas, Colorado, Houston and Nevada. In many of our projects, in addition to building homes, we are responsible for the entitlement and development of the underlying land.

We build and sell an extensive range of home types across a variety of price points. Our emphasis is on acquiring well located land positions and offering quality homes with innovative design elements. The core of our business plan is to acquire and develop land strategically based on our understanding of population growth patterns, entitlement restrictions and infrastructure development. We focus on locations within our markets with convenient access to metropolitan areas that are generally characterized by diverse economic and employment bases and demographics and increasing populations. We believe these conditions create strong demand for new housing, and these locations represent what we believe to be attractive opportunities for long-term growth. We also seek assets that have desirable characteristics, such as good access to major job centers, schools, shopping, recreation and transportation facilities, and we strive to offer a broad spectrum of product types in these locations. Product development and exemplary customer service are key components of the lifestyle connection we seek to establish with each individual homebuyer. Our construction expertise across an extensive product offering allows us flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad range of potential homebuyers, from entry-level to first- and second-time move-up buyers and even some move-down homebuyers. Additionally, we believe our diversified product strategy enables us to adapt quickly to changing market conditions and to optimize returns while strategically reducing portfolio risk.

For a further description of our business, financial condition, results of operations and other important information regarding us, please see our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of the filings incorporated by reference in this prospectus, please see the sections entitled “Information Incorporated by Reference” and “Where You Can Find More Information.”

Corporate Information

Our predecessor entity was formed as a Colorado limited liability company in August 2002, and we converted into a Delaware corporation pursuant to the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) on April 30, 2013.

In June 2014, we completed the initial public offering of our common stock (which we refer to as our “initial public offering”). Our common stock is listed for trading on the New York Stock Exchange under the ticker symbol “CCS.”

Our principal executive offices are located at 8390 East Crescent Parkway, Suite 650, Greenwood Village, Colorado 80111. Our main telephone number is (303) 770-8300. Our internet website is www.centurycommunities.com. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, among other matters:

•	an exemption to provide fewer years of financial statements and other financial data in our registration statements;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

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We have determined to opt out of the exemption from compliance with new or revised financial accounting standards. Our decision to opt out of this exemption is irrevocable.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an “emerging growth company” until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

The Offering

Common Stock Offered by the Selling Stockholders in this Offering	13,073,768 shares

Use of Proceeds	We will not receive any proceeds from the resales of the shares of our common stock offered by the selling stockholders pursuant to this prospectus. The net proceeds from the resales of the shares of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

Listing	Our common stock is listed for trading on the New York Stock Exchange under the ticker symbol “CCS.”

Risk Factors	Investing in our common stock involves risks. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 3.

2

RISK FACTORS

Investing in the shares of our common stock offered pursuant to this prospectus involves risks. You should carefully consider all the information contained or incorporated by reference in this prospectus. Before acquiring any shares of our common stock, you should also carefully consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by our other reports that we file with the SEC in the future, including our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The occurrence of any of these risks may cause you to lose all or part of your investment in our common stock.

3

USE OF PROCEEDS

We are registering these shares of our common stock for resale by the selling stockholders. We will not receive any proceeds from the resales of the shares of our common stock offered by the selling stockholders pursuant to this prospectus. The net proceeds from the resales of the shares of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

4

SELLING STOCKHOLDERS

The selling stockholders listed in the table below may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock that they respectively beneficially own as set forth below. When we refer to “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

In accordance with SEC rules, the beneficial ownership of each of the selling stockholders includes:

•	all shares the selling stockholder actually owns beneficially or of record;

•	all shares over which the selling stockholder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the selling stockholder has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days). The shares issuable under any such options or warrants are treated as if they were outstanding for computing the percentage ownership of the selling stockholder holding such options or warrants but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person or entity.

The shares of our common stock offered by DARO Ventures LLC and DARO Ventures II LLC, entities owned and controlled by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, were originally issued to such entities when we converted from a Colorado limited liability company to a Delaware corporation pursuant to the General Corporation Law of the State of Delaware on April 30, 2013. In connection with the conversion, all of the outstanding membership interests of our predecessor company were converted into an aggregate of 5.0 million shares of our common stock. The shares of our common stock offered by the selling stockholders, other than DARO Ventures LLC and DARO Ventures II LLC, were originally issued and sold by us in our May 2013 private offering and private placement of shares of our common stock in reliance on Rule 144A and Regulation S under the Securities Act and pursuant to the exemption from registration provided in Rule 506 of Regulation D under the Securities Act (which we refer to as our “May 2013 private offering and private placement”). In connection with our May 2013 private offering and private placement, we agreed to file a registration statement covering the shares of our common stock received by the selling stockholders. We have filed with the SEC, under the Securities Act, a Registration Statement on Form S-3 with respect to the resale of the shares of our common stock from time to time by the selling stockholders, and this prospectus forms a part of that registration statement.

We have been advised that, as noted below in the footnotes to the table, seven of the selling stockholders are broker-dealers or affiliates of broker-dealers. We have been advised that each such selling stockholder purchased such shares of common stock in the ordinary course of business, not for resale, and that no such selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute such shares of our common stock. All selling stockholders are subject to Rule 105 of Regulation M and are precluded from engaging in any short selling activities prior to effectiveness of the registration statement of which this prospectus forms a part.

Certain of the selling stockholders may be deemed to be underwriters as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed to be underwriting commissions.

Except with respect to DARO Ventures LLC, DARO Ventures II LLC, Dale Francescon Roth Individual Retirement Account #12-0451, and Robert J. Francescon Roth Individual Retirement Account #12-0452, entities and accounts controlled by Dale Francescon and Robert Francescon, our Co-Chief Executive Officers, none of the selling stockholders have, or have had since our inception, any position, office or other material relationship with us or any of our affiliates. Based on information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all the shares of our common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares of our common stock following the offering. We cannot advise as to whether the selling stockholders will in fact sell any or all of such shares. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

The following table sets forth, as of the date of this prospectus, the name of each selling stockholder for whom we are registering shares for resale to the public, and the number of shares that each selling stockholder may offer pursuant to this prospectus.

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Name of Selling Stockholder	Number of Shares of Our Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Our Common Stock that May be Sold	Number of Shares of Our Common Stock Beneficially Owned After the Offering
AGF Canadian Growth Equity Class(1)	250,536	250,536	—
GWL Growth Equity(1)	17,348	17,348	—
IG AGF Canadian Diversified Growth Class(1)	9,481	9,481	—
IG AGF Canadian Diversified Growth Fund(1)	80,026	80,026	—
London Life Growth Equity(1)	92,609	92,609	—
Amici Capital, LLC(2)	250,000	250,000	—
Andora Inc. Investment Hold Co.(3)	32,500	32,500	—
JC Clark Adaly Fund(3)	50,000	50,000	—
JC Clark Patriot Trust Investment Fund(3)	32,500	32,500	—
Arrowgrass Master Fund Ltd.(4)	200,000	200,000	—
BHR Master Fund, Ltd. (5)	600,000	600,000	—
BHR OC Master Fund, Ltd. (5)	200,000	200,000	—
Blue Mountain Credit Alternatives Master Fund L.P.(6)	852,043	852,043	—
BlueMountain Kicking Horse Fund L.P.(6)	65,433	65,433	—
BlueMountain Long/Short Credit Master Fund L.P.(6)	249,337	249,337	—
BlueMountain Guadalupe Peak Fund L.P. (6)	48,698	48,698	—
BlueMountain Montenvers Master Fund SCA SICAV-SIF(6)	203,207	203,207	—
BlueMountain Timberline Ltd.(6)	81,282	81,282	—
BMO Asset Management Corp(7)	40,000	40,000	—
BulwarkBay Credit Opportunities Master Fund Ltd.(8)	90,000	90,000	—
Calm Waters Partnership(9)	200,000	200,000	—
Clark A. Beebe & Donna L Beebe JTWROS(10)	3,250	3,250	—
CM Eagle, LLC(11)	90,000	90,000	—
Dale Francescon Roth Individual Retirement Account #12-0451(12)	250,000	250,000	—
Robert J. Francescon Roth Individual Retirement Account #12-0452(13)	250,000	250,000	—
DARO Ventures LLC(14)	2,500,000	2,500,000	—
DARO Ventures II LLC(14)	2,500,000	2,500,000	—
EJF Financial Services Fund LP(15)	157,250	157,250	—
Emerson Partners(16)	10,000	10,000	—
J Steven Emerson IRA RO II(16)	40,000	40,000	—
J. Steven Emerson Roth IRA(16)	45,517	45,517	—
Euram International Inc.(17)	2,500	2,500	—
Evan L. Julber IRA(18)	5,000	5,000	—
FBR Capital Markets & Co.(19)	1,500	1,500	—
Financial Opportunity Fund LLC(20)	19,605	19,605	—
Francis E. Belmont(21)	2,500	2,500	—
Great American Insurance Company(22)	320,000	320,000	—
Great American Life Insurance Company(22)	320,000	320,000	—
Harbour Holdings Ltd(23)	37,500	37,500	—
Skylands Special Investment LLC(23)	37,500	37,500	—
HGI Opportunities Fund L.P.(24)	5,250	5,250	—
Hunter Global Investors L.P.(24)	15,000	15,000	—
Instanz Nominees PTY LTD ATF The J. Liberman Family Trust(25)	197,246	197,246	—
Jon D. and Linda W. Gruber Trust(26)	85,000	85,000	—
Kevin B. & Anne Marie Roth Revocable Trust(27)	2,500	2,500	—
Lowell Associates, LP (28)	10,000	10,000	—
Luxor Capital Partners, LP(29)	548,440	548,440	—
Marsa A LLC(30)	889,456	889,456	—

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Name of Selling Stockholder	Number of Shares of Our Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Our Common Stock that May be Sold	Number of Shares of Our Common Stock Beneficially Owned After the Offering
Marsa B LLC(30)	175,104	175,104	—
Matthew M. Reinbold(31)	5,000	5,000	—
Michael L. Weiser & Julie Greiner Weiser JTWROS(32)	10,000	10,000	—
MJJM, LLC(33)	4,000	4,000	—
Newland Master Fund, LTD. (34)	341,400	341,400	—
Philip J. and Colleen Hempleman(35)	200,000	200,000	—
R. Duke Buchan III(36)	66,250	66,250	—
Racon Master Fund Ltd.(37)	42,500	42,500	—
Reiss Capital Management LLC(38)	25,000	25,000	—
Richard J. Reisman(39)	5,000	5,000	—
Roth Living Trust(40)	7,500	7,500	—
Sanford B. Prater(41)	2,000	2,000	—
Silver Point Capital Fund, LP(42)	8,750	8,750	—
Silver Point Capital Offshore Master Fund LP(42)	16,250	16,250	—
The Buchan Family Trust(43)	12,500	12,500	—
Vertex One Asset Management Inc.(44)	162,500	162,500	—

(1)	Voting and investment control over the shares held by AGF Canadian Growth Equity Class, GWL Growth Equity, IG AGF Canadian Diversified Growth Class, IG AGF Canadian Diversified Growth Fund and London Life Growth Equity is exercised by Peter Imhof, as the Portfolio Manager.

(2)	Represents 250,000 shares held by The Collectors’ Fund L.P. Amici Capital, LLC is a registered investment advisor acting on behalf of The Collectors’ Fund L.P. and has voting and investment control over the shares owned by The Collectors’ Fund L.P.

(3)	Voting and investment control over the shares held by Andora Inc. Investment Hold Co., JC Clark Adaly Fund and JC Clark Patriot Trust Investment Fund is exercised by JC Clark Ltd. as the investment manager. Andora Inc. Investment Hold Co., JC Clark Adaly Fund and JC Clark Patriot Trust Investment Fund are affiliated with a registered broker-dealer, JC Clark Ltd.

(4)	Voting and investment control over the shares held by Arrowgrass Master Fund Ltd. is shared by Arrowgrass Capital Partners (US) LP, as the investment manager to Arrowgrass Master Fund, Ltd., and Arrowgrass Capital Services (US) Inc., as the general partner of Arrowgrass Capital Partners (US) LP.

(5)	Voting and investment control over the shares held by both BHR Master Fund, Ltd. and BHR OC Master Fund, Ltd. is held by Michael Thompson, as the managing partner of BHR Capital LLC, the investment advisor to each of BHR Master Fund, Ltd. and BHR OC Master Fund, Ltd.

(6)	BlueMountain Capital Management, LLC is the investment manager of each of Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain Kicking Horse Fund L.P., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Montenvers Master Fund SCA SICAV-SIF, BlueMountain Timberline Ltd. and BlueMountain Guadalupe Peak Fund L.P., and has sole voting and investment power of the shares, but it receives only an asset-based management fee relating to such shares. Andrew Feldstein, Ethan Auerbach, Bryce Markus, Derek Smith, Peter Greatrex and Jes Staley, as members of BlueMountain Capital Management, LLC’s Investment Committee, have shared voting and investment power over the shares.

(7)	Voting and investment control over the shares held by BMO Asset Management Corp is exercised by Greg Dirkse, as the Portfolio Manager.

(8)	Voting and investment control over the shares held by BulwarkBay Credit Opportunities Master Fund Ltd. is exercised by Craig Carlozzi.

(9)	Voting and investment control over the shares held by Calm Water Partnership is exercised by Richard S. Strong, as the managing partner of Calm Waters Partnership.

(10)	Voting and investment control over the shares held by Clark A. Beebe and Donna L. Beebe JT WROS is exercised by Clark A. Beebe and Donna L. Beebe.

(11)	Voting and investment control over the shares held by CM Eagle, LLC is exercised by Thomas Wilcox.

(12)	Voting and investment control over the shares held in Dale Francescon Roth Individual Retirement Account #12-0451 is exercised by Dale Francescon.

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(13)	Voting and investment control over the shares held in Robert J. Francescon Roth Individual Retirement Account #12-0451 is exercised by Robert J. Francescon.

(14)	Voting and investment control over the shares held by DARO Ventures LLC and DARO Ventures II LLC is exercised by Dale Francescon and Robert J. Francescon, as the members of each entity.

(15)	Voting and investment control over EJF Financial Services Fund, LP is exercised by EJF Financial Services GP, LLC as the general partner of EJF Financial Services Fund, LP. EJF Capital LLC is the sole member of EJF Financial Services GP, LLC. Emanuel J. Friedman, as the Chief Executive Officer of EJF Capital LLC, is deemed to have voting and investment power over the securities beneficially owned by EJF Financial Services Fund, LP.

(16)	Mr. Emerson has voting and investment power over his shares.

(17)	Voting and investment control over the shares held by Euram International Inc. is exercised by Grace M. Lovret, as the Treasurer/Director of Euram International Inc.

(18)	Voting and investment control over the shares held by Evan L. Julber IRA is exercised by Evan Julber.

(19)	Voting and investment control over the shares held by FBR Capital Markets & Co. is exercised by the Investment Committee of FBR & Co. The members of the Investment Committee responsible for such voting and investment control are: Richard J. Hendrix, Bradley J. Wright and James C. Neuhauser. No single member of the Investment Committee has the sole capacity to act on behalf of the Investment Committee. Monte Lehmkuhler also has the authority and power to dispose of the shares but not vote the shares. FBR Capital Markets & Co. is a registered broker-dealer.

(20)	Voting and investment control over the shares held by Financial Opportunity Fund LLC (formerly FJ Capital Long Short Equity Fund LLC) is exercised by Martin Friedman as managing member of FJ Capital Management LLC. FJ Capital Management LLC is the managing member of Financial Opportunity Fund LLC.

(21)	Voting and investment control over the shares held by Mr. Belmont is exercised by Grace M. Lovret, as the P.O.A. of Francis E. Belmont.

(22)	Great American Insurance Company and Great American Life Insurance Company are wholly-owned subsidiaries of American Financial Group, Inc. Voting and investment control over the shares held by each of Great American Insurance Company and Great American Life Insurance Company is exercised by the board of directors of American Financial Group, Inc., consisting of Carl H. Linder III, S. Craig Linder, Kenneth C. Ambrecht, John B. Berding, Joseph E. Consolino, Virginia C. Drosos, James E. Evans, Terry S. Jacobs, Gregory G. Joseph, William W. Verity and John I. Von Lehman.

(23)	Voting and investment control over the shares held by Harbor Holdings Ltd and Skylands Special Investment LLC is exercised by Charles A. Paquelet, as the Portfolio Manager of Harbour Holdings Ltd and Skylands Special Investment LLC.

(24)	Voting and investment control over the shares held by HGI Opportunities Fund L.P. and Hunter Global Investors L.P. is exercised by R. Duke Buchan III.

(25)	Voting and investment control over the shares held by Instanz Nominees PTY LTD ATF The J. Liberman Family Trust is exercised by Instanz Nominees Pty Ltd, as trustee.

(26)	Voting and investment control over the shares held by the Jon D. and Linda W. Gruber Trust is exercised by Jon Gruber, as trustee.

(27)	Voting and investment control over the shares held by Kevin B. and Anne Marie Roth Revocable Trust is exercised by Kevin Bradley Roth.

(28)	Voting and investment control over the shares held by Lowell Associates, LP is exercised by Scott Weiser.

(29)	Luxor Capital Group, LP acts as the investment manager of Luxor Capital Partners, LP. Luxor Management, LLC is the general partner of Luxor Capital Group, LP. Christian Leone is the managing member of Luxor Management, LLC. Luxor Capital Group, LP, Luxor Management, LLC and Christian Leone are deemed to have shared voting and investment power over the securities held by Luxor Capital Partners, LP. Luxor Capital Partners, LP is affiliated with a registered broker-dealer, Realty Capital Securities, LLC.

(30)	LCG Holdings, LLC is the managing member of both Marsa A LLC and Marsa B LLC. Christian Leone is the managing member of LCG Holdings, LLC. LCG Holdings, LLC and Christian Leone are deemed to have shared voting and investment power over the securities held by Marsa A LLC and Marsa B LLC. Marsa A LLC and Marsa B LLC are affiliated with a registered broker-dealer, Realty Capital Securities, LLC.

(31)	Mr. Reinbold has voting and investment control over his shares.

(32)	Voting and investment control over the shares held by Michael L. Weiser & Julie Greiner Weiser JTWROS is exercised by Michael L. Weiser.

(33)	Voting and investment control over the shares held by MJJM, LLC is exercised by Jonathan L. Billings.

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(34)	Voting and investment control over the shares held by Newland Master Fund, LTD is exercised by Ken Brodkowitz and Michael Vermut, as the managing members of Newland Capital Management, LLC, which serves as the investment manager to Newland Master Fund, LTD.

(35)	Voting and investment control over the shares held by Philip J. and Colleen Hempleman is exercised by Philip J. Hempleman.

(36)	Mr. Buchan has voting and investment power over his shares.

(37)	Voting and investment control over the shares held by Racon Master Fund Ltd. is exercised by Racon Capital Partners LLC. Mike Keough is the managing member of Racon Capital Partners LLC.

(38)	Voting and investment control over the shares held by Reiss Capital Management LLC is exercised by Richard Reiss Jr., as the managing member.

(39)	Mr. Reisman has voting and investment control over his shares.

(40)	Voting and investment control over the shares held by Roth Living Trust is exercised by Gerald A. Roth, as trustee.

(41)	Mr. Prater has voting and investment control over his shares.

(42)	Voting and investment control over the shares held by Silver Point Capital Fund, LP and Silver Point Capital Offshore Master Fund, LP is exercised by Silver Point Capital, L.P., the investment manager of each of Silver Point Capital Fund, LP and Silver Point Capital Offshore Master Fund, LP. Edward A. Mule and Robert J. O’Shea each indirectly control Silver Point Capital, L.P.

(43)	Voting and investment control over the shares held by The Buchan Family Trust is exercised by Mr. John F. Flournoy, as trustee.

(44)	Represents 162,500 shares owned by Jayvee and Co. (consisting of 75,000 shares owned by Jayvee and Co. c/o YVRF2001002 and 87,500 shares owned by Jayvee and Co. c/o YVRF6001002). John Thiessen, Matthew Wood and Jeff McCord have voting and investment control over the shares owned by Jayvee and Co. as directors of Vertex One Asset Management Inc., the portfolio advisor to Jayvee and Co.

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DESCRIPTION OF CAPITAL STOCK

The following is a general description of certain terms and provisions of our capital stock, our charter, our bylaws, and applicable provisions of law, in each case as currently in effect on the date of this prospectus. The following description of our capital stock set forth below is only a summary, does not purport to be complete, and is qualified in its entirety by reference to our charter and our bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share, issuable in one or more series. As of July 10, 2015, there were 21,335,580 shares of our common stock issued and outstanding, and no shares of preferred stock issued and outstanding.

Common Stock

Voting. Each holder of our common stock is entitled to one vote per each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to applicable law and the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock shall be entitled to vote on all matters on which stockholders generally are entitled to vote.

Dividends. Subject to the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose.

Liquidation, Dissolution or Winding Up. If there is a liquidation, dissolution or winding up of the Company, subject to the rights, if any, of the holders of outstanding shares of any series of preferred stock we may designate and issue in the future, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of our liabilities.

Other Rights. Under the terms of our charter, the holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All currently outstanding shares of our common stock are fully paid and non-assessable. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our charter provides that our board of directors is expressly authorized to provide for the issuance of shares of preferred stock in one or more series and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (which we refer to as a “preferred stock designation”), to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, if any, and the qualifications, limitations and restrictions, if any, thereof. The authority of our board of directors with respect to each series of preferred stock includes, but is not limited to, establishing the following:

•	the designation of the series, which may be by distinguishing number, letter or title;

•	the number of shares of the series, which number our board of directors may thereafter (except where otherwise provided in the preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares thereof then outstanding);

•	whether dividends, if any, shall be paid, and, if paid, the date or dates upon which, or other times at which, such dividends shall be payable, whether such dividends shall be cumulative or noncumulative, the rate of such dividends (which may be variable) and the relative preference in payment of dividends of such series;

•	the redemption provisions and price or prices, if any, for shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, or dissolution of the Company; and

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•	whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series of the Company, and, if so, the specification of such other class or series, the conversion price or prices, or rate or rates, any adjustments thereto, the date or dates on which such shares shall be convertible and all other terms and conditions upon which such conversion may be made.

Certain Provisions of Delaware Law and of our Charter and Bylaws

The following summary of certain provisions of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”) and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and our charter and bylaws. See “Where You Can Find More Information” for how to obtain copies of our charter and bylaws.

Our Board of Directors

Our bylaws provide that the number of directors of the Company will be fixed from time to time exclusively by action of our board of directors. Our charter and bylaws provide that, subject to applicable law and the rights, if any, of holders of any series of preferred stock, newly created directorships resulting from any increase in the authorized number of directors, and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, may only be filled by the majority vote of the remaining directors in office, even if less than a quorum is present.

Pursuant to our bylaws, each member of our board of directors who is elected at our annual meeting of our stockholders, and each director who is elected in the interim to fill vacancies and newly created directorships, will hold office until the next annual meeting of our stockholders and until his or her successor is elected and qualified. Pursuant to our bylaws, directors will be elected by a plurality of votes cast by the shares present in person or by proxy at a meeting of stockholders and entitled to vote thereon, a quorum being present at such meeting.

Removal of Directors

Our charter provides that, subject to the rights, if any, of holders of one or more classes or series of preferred stock, any director may be removed from office at any time, but only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors. Except as described below, this provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except with the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors and from filling the vacancies created by such removal.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any other business will be held on a date and at the time and place, if any, determined by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualified. In addition, our board of directors, the chairman of our board of directors, our chief executive officer or our president may call a special meeting of our stockholders for any purpose, but business transacted at any special meeting of our stockholders shall be limited to the purposes stated in the notice of such meeting.

Elimination of Stockholder Action by Written Consent

Our charter expressly eliminates the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Charter Amendments

Unless a higher vote is required by its certificate of incorporation, the affirmative vote of a majority of the outstanding stock entitled to vote is required to amend a Delaware corporation’s certificate of incorporation. However, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or by altering or changing the powers, preferences or special rights of a class so as to affect them adversely, also require the affirmative vote of a majority of the outstanding shares of such class, even though such class would not otherwise have voting rights.

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Pursuant to our charter, in addition to any votes required by applicable law and subject to the express rights, if any, of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors shall be required to amend, modify or repeal any provision, or adopt any new or additional provision, in a manner inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholders acting by written consent and the vote of our stockholders required to amend our bylaws. In addition, pursuant to our charter, we reserve the right at any time and from time to time to amend, modify or repeal any provision contained in our charter, and any other provision authorized by Delaware law in force at such time may be added in the manner prescribed by our charter or by applicable law, and all rights, preferences and privileges conferred upon stockholders, directors or any other persons pursuant to the charter are granted subject to the foregoing reservation of rights. Notwithstanding the foregoing, no amendment, modification or repeal to our charter provisions relating to indemnification or the exculpation of directors shall adversely affect any right or protection existing under our charter immediately prior to such amendment, modification or repeal.

Bylaw Amendments

Our board of directors has the power to amend, modify or repeal our bylaws or adopt any new provision authorized by the laws of the State of Delaware in force at such time. Under our charter, the stockholders have the power to amend, modify or repeal our bylaws, or adopt any new provision authorized by the laws of the State of Delaware in force at such time, at a duly called meeting of the stockholders, solely with, notwithstanding any other provisions of our bylaws or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of 66 2/3% of the voting power of our capital stock enabled to vote generally.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time such stockholder gives the Company the requisite notice of such nomination or business and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that a purpose of the special meeting is to elect directors, by a stockholder who was a stockholder of record both at the time such stockholder gives the Company the requisite notice of such nomination or business and at the time of the special meeting, who is entitled to vote at the meeting and upon such election and who has complied with the notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Provisions

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of the Company that might involve a premium paid for shares of our common stock or otherwise be in the best interests of our stockholders, which could adversely affect the market price of our common stock. Certain of these provisions are described below.

Selected provisions of our charter and bylaws. Our charter and/or bylaws contain anti-takeover provisions that:

•	authorize our board of directors, without further action by the stockholders, to issue up to 50 million shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series, the powers, rights and preferences of the shares of that series, and the qualifications, limitations and restrictions of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, our chief executive officer, or our president;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	provide that directors may be removed from office only by the affirmative vote of the holders of 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

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•	provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a vote of a majority of directors then in office, even though less than a quorum;

•	provide that, subject to the express rights, if any, of the holders of any series of preferred stock, any amendment, modification or repeal of, or the adoption of any new or additional provision, inconsistent with our charter provisions relating to the removal of directors, exculpation of directors, indemnification, the prohibition against stockholder action by written consent, and the vote of our stockholders required to amend our bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock entitled to vote generally in the election of directors;

•	provide that the stockholders may amend, modify or repeal our bylaws, or adopt new or additional provisions of our bylaws, only with the affirmative vote of 66 2/3% of the voting power of our capital stock entitled to vote generally; and

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting.

Delaware Anti-Takeover Statute. In our charter we elected to be subject to Section 203 of the DGCL, an antitakeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, subject to certain exceptions, by provision of the corporation’s certificate of incorporation. Our charter contains a provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL. In addition, our charter includes provisions that require us to indemnify, to the fullest extent allowable under the DGCL, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our charter also provides that we must advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

We are also expressly authorized by the DGCL to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification and advancements provisions in our charter and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, our charter provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties, including the duty of care. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, we pay the litigation costs of our directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification or advancement is sought.

We maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification and advancements payments that we may make to such directors and officers.

We have entered into an indemnification agreement with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

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Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

National Securities Exchange

Our common stock is listed for trading on the New York Stock Exchange under the ticker symbol “CCS.”

Registration Rights Agreement

In connection with our May 2013 private offering and private placement, we entered into a registration rights agreement with FBR Capital Markets & Co., as the initial purchaser and placement agent, acting for itself and for the benefit of the purchasers of our common stock in our May 2013 private offering and private placement. Pursuant to the registration rights agreement, we filed with the SEC a registration statement on Form S-1 (which we refer to as the “initial resale shelf registration statement”) registering for resale 11,595,000 shares of our common stock, which represented all of the shares of our common stock sold by us to the selling stockholders in our May 2013 private offering and private placement that were not subsequently sold by the selling stockholders in our initial public offering (which we refer to as the “registrable shares”). The initial resale shelf registration was declared effective by the SEC in June 2014. Subsequent to the effectiveness of the initial resale shelf registration statement, we filed with the SEC a registration statement on Form S-3 (which we refer to as the “new resale shelf registration statement”) for offerings by us of our securities and resales by the selling stockholders of the registrable shares. This prospectus forms a part of the new resale shelf registration statement, which we intend will replace the initial resale shelf registration statement.

Under the registration rights agreement, we are required to maintain a resale shelf registration statement continuously effective under the Securities Act, subject to certain permitted blackout periods, until the first to occur of:

•	the date on which the registrable shares covered by the resale shelf registration statement have been resold in accordance with the resale shelf registration statement;

•	the date on which the registrable shares covered by the resale shelf registration statement have been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act; and

•	the date on which the registrable shares covered by the resale shelf registration statement have been sold to us or cease to be outstanding.

We have agreed to indemnify the selling stockholders for certain violations of federal or state securities laws in connection with any registration statement in which the selling stockholders sell their shares of our common stock pursuant to these registration rights.

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PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchase of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on the New York Stock Exchange or in private transactions. These sales may occur at fixed prices, at negotiated prices, at market prices prevailing on the New York Stock Exchange at the time of sale, or at prices related to prevailing market prices. The selling stockholders may use any one or more of the following methods when selling the shares offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with these sales, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

•	engage in short sales of shares of the common stock in the course of hedging their positions;

•	engage in short sales of shares of the common stock and deliver shares of the common stock to close out short positions;

•	loan or pledge shares of the common stock to broker-dealers or other financial institutions that in turn may sell shares of the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares of the common stock, which the broker-dealer or other financial institution may resell under this prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares by the selling stockholders.

Our common stock is listed for trading on the New York Stock Exchange under the ticker symbol “CCS.” However, we can give no assurances as to the liquidity or trading market for the shares.

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In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (which we refer to as “FINRA”), the aggregate maximum consideration, discount, commission, agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate proceeds from any offering pursuant to this prospectus.

Any shares covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The shares covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The shares covered by this prospectus may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the shares covered by this prospectus may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

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LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of our common stock offered hereby, will be passed upon for us by Greenberg Traurig, LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Century Communities, Inc. as of December 31, 2014 and December 31, 2013, and for the years then ended, incorporated in this prospectus and the registration statement by reference to Century Communities, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing therein, and have been so incorporated herein and in the registration statement by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Las Vegas Land Holdings, LLC as of December 31, 2013 and 2012 and for the years then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, independent certified public accountants, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated and combined financial statements of Peachtree Communities Group, Inc. and Subsidiaries as of December 31, 2013 and 2012 and for the years then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, independent certified public accountants, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

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INDEX TO FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Combined Statement of Operations of Century Communities, Inc. for the Year Ended December 31, 2014	F-2

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations of Century Communities, Inc.	F-5

F-1

Century Communities, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014

On April 1, 2014, Century Communities, Inc. (“we” or the “Company”) purchased substantially all of the assets and operations of Las Vegas Land Holdings, LLC and its subsidiaries (collectively, “LVLH”), a homebuilder with operations in Las Vegas, Nevada, for a purchase price of approximately $165 million (which we refer to as the “LVLH Acquisition”). The acquired assets consisted of 1,761 lots within five single-family communities in the greater Las Vegas, Nevada metropolitan area. The 1,761 lots included 57 homes in backlog, 17 model homes and three custom lots. In addition, we acquired two fully operational golf courses and two one-acre commercial plots. The assets and liabilities which were not acquired primarily consist of cash and cash equivalents, certain prepaid expenses and other assets, certain accounts payables and accrued expenses, restricted cash, and certain debt obligations.

On November 13, 2014, we purchased substantially all of the assets and operations of Peachtree Communities Group, Inc., and its affiliates and subsidiaries (collectively, “Peachtree”), a homebuilder with operations primarily in Atlanta, Georgia, for a purchase price of approximately $57 million, inclusive of a true-up payment (which we refer to as the “Peachtree Acquisition”). As a result of the acquisition, we obtained ownership or control of 2,120 lots in the greater Atlanta market. The assets and liabilities which were not acquired primarily consist of cash and cash equivalents, certain assets related to markets outside of the Atlanta, Georgia metropolitan area, and debt obligations.

Both of the transactions were accounted for by applying the guidance of ASC 805, Business Combinations (ASC 805). In accordance with ASC 805, the acquired assets and liabilities have been recorded by the Company at their estimated fair values as of April 1, 2014 and November 13, 2014, respectively, the date the acquisitions were completed. The following unaudited pro forma condensed combined financial information and explanatory notes, presents the pro forma impact of the LVLH and Peachtree Acquisitions on the Company’s results of operations for the year ended December 31, 2014.

As the acquired assets and assumed liabilities of LVLH and Peachtree are included in the Company’s consolidated balance sheet as of March 31, 2015, which is incorporated by reference in this Registration Statement, no pro forma adjustments are required to our historical financial position as of March 31, 2015 for these acquisitions.

We derived the unaudited pro forma condensed combined statement of operations set forth below by the application of pro forma adjustments to the historical audited consolidated statement of operations of the Company for the year ended December 31, 2014, the historical unaudited condensed consolidated statement of operations for the three months ended March 31, 2014 for LVLH and the historical unaudited condensed consolidated and combined statement of income for the nine months ended September 30, 2014 for Peachtree. The historical operations of Peachtree and any related pro forma adjustments for the period from October 1, 2014 through November 13, 2014, the acquisition date, are not included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 as it was determined to be insignificant. The Company’s, LVLH’s and Peachtree’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined statement of operations to give effect to pro forma events that are (1) directly attributable to the acquisition; (2) factually supportable; and (3) expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statement of operations does not reflect any revenue enhancements or any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisitions. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 gives pro forma effect to the LVLH and Peachtree Acquisitions, as if the acquisitions had been completed on January 1, 2014.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the acquisition of LVLH and Peachtree been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. There were no material transactions between the Company and LVLH or Peachtree during the year ended December 31, 2014 that would need to be eliminated. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined statement of operations. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of the Company, LVLH and Peachtree for the applicable periods:

•	historical financial statements of the Company as of and for the years ended December 31, 2014 and 2013 and the related notes included in the Company’s Annual Report on Form 10-K that was filed with the SEC on March 6, 2015 and is incorporated by reference herein;

F-2

•	historical financial statements of LVLH for the three months ended March 31, 2014 and the related notes included in LVLH’s unaudited condensed consolidated financial statements for the three months ended March 31, 2014 and 2013, incorporated by reference herein;

•	historical financial statements of Peachtree for the nine months ended September 30, 2014 and the related notes included in Peachtree’s unaudited condensed consolidated and combined financial statements for the nine months ended September 30, 2014 and 2013, included as a portion of Exhibit 99.2 to the Current Report on Form 8-K/A that was filed with the SEC On January 27, 2015 and is incorporated by reference herein.

F-3

Century Communities, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014

(in thousands, except share and per share amounts)

	Historical Century Communities, Inc.	Historical LVLH For the Three Months Ended March 31, 2014	Pro Forma Adjustments LVLH		Historical Peachtree For the Nine Months Ended September 30, 2014	Pro Forma Adjustments Peachtree		Pro Forma Century Communities, Inc.
Revenue
Home sales revenues	$351,823	$14,972	$—		$166,606	$(16,410	)4(a)	$516,991
Land sales revenues	4,800	233	—		—	—		5,033
Golf course and other revenue	5,769	2,404	—		—	—		8,173
Total revenue	362,392	17,609	—		166,606	(16,410)		530,197
Costs and expenses
Cost of home sales revenues	276,386	8,526	2,286	3(b)	140,820	(16,052	)4(a)	412,613
						647	4(c)	—
Cost of land sales revenues	1,808	117	—		—	—		1,925
Cost of golf course and other revenue	6,301	1,690	—		—	—		7,991
Selling, general, and administrative	46,795	2,637	175	3(a)	14,403	(492	)4(a)	64,014
	—	—	—		—	496	4(b)	—
Total operating costs and expenses	331,290	12,970	2,461		155,223	(15,401)		486,543
Operating income	31,102	4,639	(2,461)		11,383	(1,009)		43,654
Other income (expense):
Interest income	362	—	—		—	—		362
Interest expense	(26)	—	—		—	—		(26)
Acquisition expense	(1,414)	—	—		—	—		(1,414)
Other income	736	(120)	—		(4,641)	4,691	4(a)	666
Gain/(Loss) on disposition of assets	199	—	—		—	—		199
Income before tax expense	30,959	4,519	(2,461)		6,742	3,682		43,441
Income tax expense	10,937	—	720	3(c)	—	3,648	4(d)	15,305
Net income	$20,022	$4,519	$(3,181)		$6,742	$34		$28,136
Earnings per share:
Basic and Diluted	$1.03							$1.44 [5]
Weighted average number of common shares outstanding:
Basic and Diluted	19,226,504							19,226,504

See accompanying notes to the unaudited pro forma condensed combined statement of operations, which are an integral part of this statement.

F-4

Century Communities, Inc.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

1.	Accounting Policies

The Company has reviewed the accounting policies of LVLH and Peachtree and is not aware of any differences that would have a material impact on the unaudited pro forma condensed combined statement of operations.

2.	Reclassifications

Certain amounts in the historical consolidated financial statements of LVLH and Peachtree have been reclassified to conform to the Company’s presentation. These include presentation of historical LVLH expenses for the three months ended March 31, 2014 within selling expenses, general and administrative, and depreciation included in selling, general and administrative, as well as reorganization expenses included in other income (expense) on the unaudited pro forma condensed combined statement of operations. Reclassifications also include the presentation of historical Peachtree selling expenses for the nine months ended September 30, 2014 within selling expenses, general and administrative on the unaudited pro forma condensed combined statement of operations.

3.	LVLH Pro Forma Adjustments

The following pro forma adjustments are required to reflect the net impact of the LVLH Acquisition on the historical consolidated statement of operations of the Company for the year ended December 31, 2014:

(a)	Assets Acquired and Liabilities Assumed

We acquired substantially all the assets and assumed certain liabilities of LVLH for a purchase price of approximately $165 million, which was paid in cash on April 1, 2014. The purchase price was funded with available cash and cash equivalents and additional borrowings of $99 million from our revolving loan agreement.

The following table summarizes the final estimate of the fair value of assets acquired and liabilities assumed as of the acquisition date (in thousands):

Assets acquired and liabilities assumed
Accounts receivable	$347
Inventories	145,599
Prepaid expenses and other assets	1,876
Property and equipment	8,619
Amortizable intangible assets	3,042
Goodwill	11,283
Total assets	$170,766

Accounts payable	2,074
Accrued expenses and other liabilities	1,816
Notes payable and capital lease obligations	1,497
Total liabilities	$5,387

Acquired inventories consist of both acquired land and work in process inventories. We determined the estimate of fair value for acquired land inventory with the assistance of a third party appraiser primarily using a forecasted cash flow approach for the development, marketing, and sale of each community acquired. Significant assumptions included in our estimate include future per lot development costs, construction and overhead costs, mix of products sold in each community, as well as average sales price and absorption rates. We estimated the fair value of acquired work in process inventories based upon the stage of production of each unit and a gross margin that we believe a market participant would require to complete the remaining development and requisite selling efforts.  The stage of production, as of the acquisition date, ranged from finished lots to fully completed single family residences.  We estimated a market participant would require a gross margin ranging from 7% to 24% based upon the stage of production of the individual lot.

F-5

We determined the estimate of fair value for amortizable intangible assets, which includes a non-solicitation agreement, cell phone tower leases, and home plans, with the assistance of a third party valuation firm.  Our estimate of the fair value of the non-solicitation agreement, cell phone tower leases, and homes plans was $1.4 million, $1.4 million and $0.3 million, respectively, which will be amortized over 2 years, 16.6 years, and 7 years, respectively. In total, amortizable intangible assets will be amortized over a weighted average life of 9.1 years. As a result we have made a pro forma adjustment to the historical selling, general and administrative expense for the three months ended March 31, 2014 in the unaudited pro forma condensed combined statement of operations totaling $175 thousand for the amortization of the intangibles.

We determined that LVLH’s carrying costs approximated fair value for all other acquired assets and assumed liabilities.

(b)	Cost of Homes Sales Revenue

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 reflects an increase in cost of sales associated with the step up of inventory. The step up of $2.3 million reflected in cost of home sales is based upon the estimated fair value of inventory of LVLH as of January 1, 2014. The value was determined based upon the average of the estimated lot value per community and the stage of production of the lots as of January 1, 2014, such that the pro forma increase to inventory and cost of home sales results in an expected gross margin that we believe a market participant would require to complete the remaining development and requisite selling efforts.

(c)	Income Tax Expense

We have recorded a pro forma adjustment to increase income tax expense by $720 thousand for the three months ended March 31, 2014. The adjustment is based upon the net pro forma impact the LVLH Acquisition has upon our historical taxable income for the period presented using the statutory federal and state income tax rate of 35%. The rate is applied to the historical income before income tax of LVLH of $4.5 million for the three months ended March 31, 2014, after giving effect to the pro forma adjustments which decreased income before income tax by $2.5 million for the three months ended March 31, 2014.

4.	Peachtree Pro Forma Adjustments

The following pro forma adjustments are required to reflect the net impact of the Peachtree Acquisition on the historical consolidated statement of operations of the Company for the year ended December 31, 2014:

(a)	Non Acquired Assets and Liabilities

We acquired substantially all the assets and assumed certain liabilities of Peachtree for a purchase price of $57 million, inclusive of a true-up payment. The assets and liabilities which were not acquired primarily consist of the assets of Peachtree’s markets outside of the greater Atlanta, Georgia, metropolitan area including $1.1 million of inventory, $18 thousand in accounts receivable, and $0.8 million of accounts payable. We also did not acquire $9.3 million in cash and cash equivalents, or assume $47.1 million of debt obligations as of September 30, 2014.

The unaudited pro forma condensed combined statement of operations reflects pro forma adjustments to home sale revenues, home cost of sales, selling, general and administrative expense, and other income (expense) of $16.4 million, $16.1 million, $0.5 million, and $4.7 million related to the historical operations of Peachtree’s non-acquired markets, and interest expense related to the non-assumed debt obligations for the nine months ended September 30, 2014.

(b)	Assets Acquired and Liabilities Assumed

The following table summarizes our preliminary estimates of the fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Assets acquired and liabilities assumed
Accounts receivable	$11
Inventories	48,034
Prepaid expenses and other assets	762
Property and equipment	54
Amortizable intangible assets	3,415
Goodwill	8,486
Total assets	$60,762

Accounts payable	3,304
Accrued expenses and other liabilities	3,108
Total liabilities	$6,412

F-6

Acquired inventories primarily consist of work in process homebuilding inventory in various stages of construction and do not include significant amounts of land held for future development.  Accordingly, we estimated the fair value based upon the stage of production of each unit and a gross margin that we believe a market participant would require to complete the remaining development and requisite selling efforts.  The stage of production, as of the acquisition date, ranged from finished lots to fully completed single family residences.  We estimated a market participant would require a gross margin ranging from 6% to 18% based upon the stage of production of the individual lot.  Due to the preliminary nature of these estimates combined with uncertainties in the estimation process and the significant volatility in demand for new housing, actual results could differ significantly from such estimates.

Intangible assets consist of a non-compete agreement with the former owner of Peachtree, and acquired home plans.  The non-compete agreement was valued using a with and with-out approach which estimates the impact on future cash flows with and with-out the non-compete agreement. The difference between the projected cash flows is then discounted in order to estimate the fair value of the non-compete agreement. We estimated a fair value of $3.2 million for the non-compete agreement.  Acquired home plans were valued using a replacement cost approach, which resulted in an estimated fair value of $0.2 million.  The non-compete agreement and home plans will be amortized over 5 and 7 years, respectively.  In total, amortizable intangible assets will be amortized over a weighted average life of 5.1 years. As a result we have made a pro forma adjustment to the historical selling, general and administrative expense for the nine months ended September 30, 2014 totaling $496 thousand for the amortization of the intangibles in the unaudited pro forma condensed combined statement of operations.

We determined that Peachtree’s carrying costs approximated fair value for all other acquired assets and assumed liabilities.

We have completed our estimate of the fair value of the assets acquired and liabilities assumed, except for the value, if any, of certain in place contracts. Accordingly, the final determinations of the values may result in adjustments to the amounts presented above and a corresponding adjustment to goodwill.

(c)	Cost of home sale revenues

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 reflects an increase in cost of sales associated with the step up of inventory. The step up of $3.7 million is based upon the estimated fair value of inventory of Peachtree as of January 1, 2014. The preliminary value was determined based upon the average of the estimated lot value per community and the stage of production of the lots as of January 1, 2014, such that the pro forma increase to inventory and cost of home sales results in an expected gross margin that we believe a market participant would require to complete the remaining development and requisite selling efforts. The pro forma adjustment presented in cost of home sales of $647 thousand is reflective of the estimated step up of inventory of $3.7 million at January 1, 2014 less the $3.0 million of step up reflected in cost of home sales in the historical statement of operations of the Company subsequent to the acquisition.

(d)	Income Taxes

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2014 reflects income tax expense of $3.6 million as if Peachtree was a taxable entity for the periods presented using the statutory federal and state income tax rate of 35%. The rate is applied to the historical income before income tax of Peachtree of $6.7 million for the nine months ended September 30, 2014, after giving effect to the pro forma adjustments which increased income before income tax by $3.7 million for the nine months ended September 30, 2014.

5.	Pro Forma Earnings Per Share

Pro forma basic and diluted net income per share for the year ended December 31, 2014, gives effect to pro forma adjustments discussed above, as well as the application of the two-class method of calculating earnings per share, as our non-vested restricted stock awards have non-forfeitable rights to dividends, and accordingly represent a participating security. The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period (in thousands except share and per share amounts).

F-7

Year Ended
December 31,
2014
Numerator
Pro forma net income	$28,136
Less: Pro forma undistributed earnings allocated to participating securities	(416)
Numerator for basic and diluted pro forma EPS	$27,720
Denominator
Pro forma basic and diluted EPS—weighted average shares	19,226,504
Pro forma basic and diluted EPS	$1.44

F-8

13,073,768 Shares

CENTURY COMMUNITIES, INC.

Common Stock

Prospectus

July 10, 2015